02016569

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECD S.E.C.
FEB 19 2002
080

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.	**CIK # 0000314643**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K to be filed no later than February 28, 2002	**333-~~77026~~ 72879**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on February 19, 2002.

WASHINGTON MUTUAL MORTGAGE
SECURITIES CORP.

By: /s/ Thomas G. Lehmann
Thomas G. Lehmann
Vice President and
General Counsel

EXHIBIT INDEX

Exhibit

P 99.1 Certain Computational Materials Prepared by the Underwriters in Connection with Washington Mutual Mortgage Securities Corp. WaMu Mortgage Pass-Through Certificates, Series 2002-AR2. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of

any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

WAMU-02AR2

WAMU-02AR2 Class B4 (B-4) BB SUB p (Moody: Ba2 Fitch: BB)

Orig Bal 1,693,800 Fac 1.00000 Coup 4.650 Mat / / Wac- 0.000(0.000) WAM- / (-22826)

1.0000 x COFI + 1.2500 Cap 12.3220 @ 11.0720 Floor 1.2500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP ALL()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 21-Feb-2002 **Curve Type:** Treas Act **Curve Date:** 15-Feb-2002 Tranche: B4 (B-4)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	3.0740%	3.0740%	3.0740%	COFI
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	8.52	5.61	4.32	Avg. Life
	03/02	03/02	03/02	1st Prin
	05/31	05/31	05/31	Last Prin
72.625000	9.52	11.65	13.48	Yield
	5.75	4.07	3.26	Duration
72.750000	9.49	11.61	13.43	Yield
	5.75	4.08	3.26	Duration
72.875000	9.46	11.57	13.38	Yield
	5.75	4.08	3.26	Duration
73.000000	9.43	11.52	13.33	Yield
	5.76	4.08	3.27	Duration
73.125000	9.40	11.48	13.27	Yield
	5.76	4.09	3.27	Duration
73.250000	9.37	11.44	13.22	Yield
	5.77	4.09	3.27	Duration
73.375000	9.34	11.40	13.17	Yield
	5.77	4.09	3.27	Duration

WAMU-02AR2

WAMU-02AR2 Class B5 (B-5) B SUB p (Moody: B2 Fitch: B)

Orig Bal 1,270,300 Fac 1.00000 Coup 4.650 Mat / / Wac- 0.000(0.000) WAM- / (-22826)

1.0000 x COFI + 1.2500 Cap 12.3220 @ 11.0720 Floor 1.2500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP ALL()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 21-Feb-2002 **Curve Type:** Treas Act **Curve Date:** 15-Feb-2002 Tranche: B5 (B-5)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	3.0740%	3.0740%	3.0740%	COFI
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	8.52	5.61	4.32	Avg. Life
	03/02	03/02	03/02	1st Prin
	05/31	05/31	03/31	Last Prin
56.625000	14.13	18.14	21.58	Yield
	5.06	3.62	2.90	Duration
56.750000	14.09	18.08	21.51	Yield
	5.07	3.62	2.90	Duration
56.875000	14.05	18.02	21.43	Yield
	5.07	3.62	2.91	Duration
57.000000	14.00	17.96	21.35	Yield
	5.08	3.63	2.91	Duration
57.125000	13.96	17.90	21.28	Yield
	5.09	3.63	2.91	Duration
57.250000	13.92	17.83	21.20	Yield
	5.09	3.64	2.92	Duration
57.375000	13.87	17.78	21.13	Yield
	5.10	3.64	2.92	Duration

WAMU-02AR2

WAMU-02AR2 Class B6 (B-6) NR SUB p

Orig Bal 2,117,197 Fac 1.00000 Coup 4.650 Mat / / Wac- 0.000(0.000) WAM- / (-22826)

1.0000 x COFI + 1.2500 Cap 12.3220 @ 11.0720 Floor 1.2500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP ALL()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 21-Feb-2002 **Curve Type:** Treas Act **Curve Date:** 15-Feb-2002 Tranche: B6 (B-6)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	3.0740%	3.0740%	3.0740%	COFI
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	8.52	5.61	4.32	Avg. Life
	03/02	03/02	03/02	1st Prin
	05/31	05/31	05/31	Last Prin
17.625000	47.71	62.72	76.78	Yield
	2.35	1.89	1.54	Duration
17.750000	47.41	62.34	76.33	Yield
	2.36	1.90	1.55	Duration
17.875000	47.11	61.98	75.87	Yield
	2.38	1.91	1.56	Duration
18.000000	46.82	61.61	75.43	Yield
	2.39	1.92	1.56	Duration
18.125000	46.53	61.25	74.99	Yield
	2.41	1.93	1.57	Duration
18.250000	46.24	60.90	74.55	Yield
	2.42	1.93	1.58	Duration
18.375000	45.96	60.54	74.12	Yield
	2.43	1.94	1.58	Duration

WAMU-02AR2

WAMU-02AR2 Class A1 (I-A-1) AAA WAC COFI + 125 p (Moody: Aaa Fitch: AAA)

Orig Bal 825,697,300 Fac 1.00000 Coup 4.650 Mat / / Wac- 0.000(0.000) WAM- / (-22826)

1.0000 x COFI + 1.2500 Cap 12.3220 @ 11.0720 Floor 1.2500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G01()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 21-Feb-2002 **Curve Type:** Treas Act **Curve Date:** 15-Feb-2002 Tranche: A1 (I-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	3.0740%	3.0740%	3.0740%	COFI
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	5.09	3.17	2.20	Avg. Life
	03/02	03/02	03/02	1st Prin
	05/31	05/31	05/31	Last Prin
100.093750	4.34	4.32	4.31	Yield
	4.15	2.75	1.97	Duration
100.218750	4.31	4.28	4.24	Yield
	4.15	2.75	1.98	Duration
100.343750	4.28	4.23	4.18	Yield
	4.16	2.76	1.98	Duration
100.468750	4.25	4.19	4.12	Yield
	4.16	2.76	1.98	Duration
100.593750	4.22	4.14	4.05	Yield
	4.17	2.76	1.99	Duration
100.718750	4.19	4.10	3.99	Yield
	4.17	2.77	1.99	Duration
100.843750	4.16	4.05	3.93	Yield
	4.18	2.77	1.99	Duration